EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Quarter Ended	Year Ended December 31,
	September 30, 2015	2014	2013	2012	2011	2010

Income from continuing operations	$55,127	$73,399	$55,405	$50,306	$48,620	$44,851
Add: Fixed charges	12,397	14,634	12,296	10,098	6,670	2,961
Less: Capitalized interest	(481)	(1,506)	(932)	(130)	(45)	(117)
Less: Income allocated to non-controlling interests	—	—	—	(37)	(191)	(191)

Earnings available for fixed charges	$67,043	$86,527	$66,769	$60,237	$55,054	$47,504

Fixed Charges
Interest expense (includes amortization of debt issue costs and capitalized interest)	11,916	13,128	11,364	9,931	6,434	2,653
Capitalized interest	481	1,506	932	130	45	117
Income allocated to non-controlling interests	—	—	—	37	191	191
Total fixed charges	12,397	14,634	12,296	10,098	6,670	2,961

Preferred stock dividend (excludes preferred stock redemption charge)	2,454	3,273	3,273	3,273	5,512	13,662

Total fixed charges and preferred dividends	$14,851	$17,907	$15,569	$13,371	$12,182	$16,623

Ratio of earnings to fixed charges	5.41	5.91	5.43	5.97	8.25	16.04

Ratio of earnings to fixed charges and preferred dividends	4.51	4.83	4.29	4.51	4.52	2.86